UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: March 2017

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

200 George Street

Level 32

Sydney 2000 NSW

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒            Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Litigation Settlement

As previously disclosed in its annual reports filed on Form 20-F for its 2014, 2015 and 2016 fiscal years, BlueNRGY Group Limited (the “Company”), one of its U.S. subsidiaries and certain of its current and former officers and directors are named as defendants in pending civil actions in federal court in Texas (the “Securities Litigation”). The specific case numbers are No 4:15-cv-01668 and No 4:16-cv-02704. A notice of settlement was filed on March 1, 2017 in the United States District Court for the Southern District of Texas by counsel to the plaintiffs and certain defendants in connection with the Securities Litigation. The notice stated that the parties are in the process of formalizing their settlement agreement (the “Agreement in Principle”) and that it will, subject to court approval, resolve all claims in the actions as to each and every defendant.

The Agreement in Principle provides for no admission of liability or wrongdoing by any defendant and the settlement amount to the classes (inclusive of all plaintiffs’ attorneys fees and expenses and settlement costs) will be paid solely by the Company’s insurance carrier and the underwriter of the Company’s June 2014 securities offering. The Company expects that if the settlement is finalized in accordance with the Agreement in Principle, its additional legal fees and accruals related to the Securities Litigation will not be material. The settlement of each action is subject to definitive documentation, notice to the putative class, and court approval, which process will take several months. There can be no assurance that either or both actions comprising the Securities Litigation will be finally resolved in accordance with the Agreement in Principle or at all without material cost to the Company and its current officers and directors.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things the expectation that the Securities Litigation will be resolved in accordance with the agreement in principle with respect to both pending actions, the expectation that a settlement will be approved by the requisite parties and the court, the amount of time that it will take to achieve approval of a settlement and the expectation that the Company will not incur further material costs to resolve the Securities Litigation. Other risks and uncertainties faced by the Company include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report filed on Form 20-F for its fiscal year ended June 30, 2016. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Release

On March 6, 2017, the Company issued a press release regarding an in-principle settlement of all pending securities litigation. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in Exhibits 99.1 is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by BlueNRGY Group Limited dated March 6, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

March 6, 2017	By:	/s/ William Morro
William Morro Managing Director

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